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                             February 18, 2021

       Joseph R. Shaposhnik
       Chief Executive Officer
       TCW Special Purpose Acquisition Corp.
       865 S. Figueroa St., Suite 1800
       Los Angeles, CA 90017

                                                        Re: TCW Special Purpose
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-252775

       Dear Mr. Shaposhnik:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       We may engage one or more of our underwriters or one of their respective affiliates to provide additional services, page 42

   1. Please expand your disclosure to discuss the right of first refusal you have agreed to provide the
underwriters for investment banking services in connection with certain future transactions. In this
regard, we note your disclosure on page 138.
       Exhibits

   2. We note your disclose on page 62 that the exclusive forum provision in your warrant agreement will not
apply to suits brought to enforce any liability or duty created by the
                                                        Exchange Act or any
other claim for which the federal district courts of the United States
 Joseph R. Shaposhnik
TCW Special Purpose Acquisition Corp.
February 18, 2021
Page 2
       of America are the sole and exclusive forum. Please revise the exclusive forum provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4. to state this clearly.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph R. Shaposhnik
                                                   Division of Corporation
Finance
Comapany NameTCW Special Purpose Acquisition Corp.
                                                   Office of Energy &
Transportation
February 18, 2021 Page 2
cc:       Michael Mies
FirstName LastName